UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)


( X ) Form 10-K

(   ) Form 20-F

(   ) Form 11-K

(   ) Form 10-Q

(   ) Form 10-D

(   ) Form N-SAR

(   ) Form N-CSR

For Period Ended: December 31, 2004



(  ) Transition Report on Form 10-K

(  ) Transition Report on Form 20-F

(  ) Transition Report on Form 11-K

(  ) Transition Report on Form 10-Q

(  ) Transition Report on Form N-SAR

For the Transition Period Ended:



Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

   MASTR Asset Securitization Trust
   Mortgage Pass-Through Certificates
   Series 2004-3

(Full Name of Registrant)



   N/A
(Former Name if Applicable)


   c/o Wells Fargo Bank, N.A.
   9062 Old Annapolis Road
(Address of Principal Executive Office) (Street and Number)


  Columbia, MD     21045
(City, State and Zip Code)




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 1O-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 (X) day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.




PART III - NARRATIVE

State below in reasonable detail why Forms 1O-K, 20-F, 11-K, 1O-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Registrant was unable to file the annual report on Form 10-K without unreasonable effort and/or expense due to an error where a Management Assertion was not received in time to file the 10-K. Registrant represents that it will file the appropriate Form 10-K within the allotted time period.

See Exhibit 1


Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (03-05)



(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Barry Silvermetz
(Name)


 410
(Area Code)

 884-2068
(Telephone Number)


2) Have all other periodic reports required under Section 13 or 15( d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
   identify report(s).   ( X ) Yes  (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (   )Yes ( X ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MASTR Asset Securitization Trust
     Mortgage Pass-Through Certificates
     Series 2004-3


(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 April 1, 2005
 (Date)

  Signed: Wells Fargo Bank, N.A. as Master Servicer

  By:     Barry Silvermetz, Vice President

  By: /s/ Barry Silvermetz, Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Exhibit 1

Washington Mutual Mortgage Securities Corp.

MASTR Asset Securitization Trust
Mortgage Pass-Through Certificates,
Series 2004-3

Re:  Management's Assertion

To Whom It May Concern:

In connection with the filing of a Form 12b-25 for MASTR Asset Securitization Trust, Mortgage Pass-Through Certificates, Series 2004-3 (the "Trust"), Washington Mutual Mortgage Securities Corp. ("WMMSC") is supplying this statement to be attached as an exhibit thereto. WMMSC, as a servicer under the related pooling and servicing agreement, acknowledges that page 34 of Appendix I to its Management Assertion contained a typographical error. The reference to "Series 2004-2" in "POOLING AND SERVICING AGREEMENT, dated February 1, 2004, Mortgage Pass-Through Certificates, Series 2004-2, between WMMSC and Wachovia Bank, N.A." should have been to "Series 2004-3". WMMSC did not provide the corrected Management Assertion to the Trust by the close of business March 31, 2005.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ Thomas Lehmann
Name: Thomas Lehmann
Title: First Vice President





ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S- T ($232.201 or $232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ($232.13
   (b) of this chapter).